_______                                            _________________________

FORM 4     U.S. Securities and Exchange Commission        OMB APPROVAL
_______           Washington, D.C.  20549          _________________________

[ ] Check this box if no longer                    OMB Number 3235-0287
    subject to Section 16. Form                    Expires: September 30, 1998
    4 or Form 5 obligations may                    Estimated average burden
    continue. See Instruction 1(b).                  hours per response... 0.5
                                                   __________________________

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting       2.  Issuer Name and Ticker or
    Person                                  Trading Symbol

    Barry H. Golsen                         LSB Industries, Inc. (LSBD)

_______________________________________________________________________________
     (Last)    (First)  (Middle)        3.  IRS or Social Security
                                            No. of Reporting Person
     16 South Pennsylvania                   (Voluntary)
      Post Office Box 705
    ____________________________________          ###-##-####
          (Street)

     Oklahoma City, Oklahoma 73101
_______________________________________________________________________________
     (City)         (State)     (Zip)

4.  Statement for Month/Year: September 1999

5.  If Amendment, Date of Original (Month/Year):

6.  Relationship of Reporting Person to Issuer (Check all applicable)

     X Director   X 10% Owner      Officer (give title below)
    ___          ___            ___
    ___ Other (specify below)


                   ____________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     X Form filed by One Reporting Person
    ___

    ___Form filed by More than One Reporting Person
_______________________________________________________________________________
      Table I - Non-Derivative Securities Acquired, Disposed Of, or
                            Beneficially Owned
_______________________________________________________________________________

1. Title of       2. Transaction   3.  Transaction     4.  Securities Acquired
   Security          Date              Code                (A) or Disposed of
  (Instr. 3)         Month/            (Instr. 8)          (D) (Instr. 3, 4, 5)
                     Day/          ________________        ____________________
                     Year)            Code     V           Amount   (A)   Price
                                                                     or
                                                                    (D)

  Common Stock
  Common Stock
  Common Stock
  Common Stock     9/03/99             P                    5,000    A   $1.3938
  Common Stock     9/07/99             P                   60,000    A   $1.25

   5.  Amount of         6.  Ownership Form:      7.  Nature of
       Securities            Direct (D) or            Indirect
       Beneficially          Indirect (I)             Beneficial
       Owned at End          (Instr. 4)               Ownership
       of Month                                       (Instr. 4)
       (Instr. 3 & 4)

          246,616                 D
          222,460                 I                    As Trustee(1)
              533                 I                    By Spouse(2)
                                  I                    By SBL(3)
        1,366,899(4)              I                    By SBL(3)
_______________________________________________________________________________
If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each                    Page 1 of 2
          class of securities beneficially                     SEC 1474 (7/96)
          owned directly or indirectly
                         (Print or Type Response)

FORM 4 (continued)    Table II - Derivative Securities Acquired,
                          Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
______________________________________________________________________________


1.  Title of    2. Conversion  3. Transaction  4. Transaction  5. Number of
    Derivative     or Exercise    Date            Code            Derivative
    Security       Price of       (Month/Day/     (Instr. 8)      Securities
    (Instr. 3)     Derivative      Year)          Code     V      Acquired (A)
                   Security                                       or Disposed
                                                                  of (D) (Inst.
                                                                  (Instr. 3,4,5)
                                                                  (A)      (D)
Preferred "B"           (5)
Preferred "C"         $11.55
Incentive Stock       $5.3625
   Option
Incentive Stock       $4.5375
   Option
Incentive Stock       $1.375
   Option


6. Date Exercisable      7. Title and Amount of          8. Price of
   and Expiration           Underlying Securities           Derivative
   Date                     (Instr. 3 and 4)                Security
   (Month/Day/Year)                      Amount             (Instr. 5)
   Date      Expir-                        or
   Exer-     ation                      Number of
   cisable   Date           Title       Shares

     (5)     (5)          Common Stock    533,333
     (6)     (6)          Common Stock     39,177
     (7)    6/27/01       Common Stock      5,000
     (7)   11/19/01       Common Stock    100,000
     (7)    7/8/04        Common Stock    155,000


9.  Number of       10.  Ownership Form      11.  Nature of Indirect
    Derivative           of Derivative            Beneficial Owner-
    Securities           Security:                ship (Instr. 4)
    Beneficially         Direct (D) or
    Owned at End         Indirect (I)
    of Month             (Instr. 4)
    (Instr. 4)

    16,000(4)                    I                    By SBL(3)
     9,050                       I                    By SBL(3)
      (7)                        D
      (7)                        D
      (7)                        D
__________________________
Explanation of Responses:

(1) These shares are held of record by six trusts established for the benefit of the grandchildren of Jack E. Golsen and Sylvia H. Golsen. Barry H. Golsen is one of three trustees for these trusts.

(2)  Mr. Golsen disclaims beneficial ownership of these shares.

(3) SBL Corporation ("SBL") is wholly owned by Sylvia Golsen (40% owner), Barry Golsen (son and 20% owner), Steven Golsen (son and 20% owner), and Linda Rappaport (daughter and 20% owner). The number of shares bene-ficially owned by SBL includes shares owned of record by Golsen Petroleum Corporation, the wholly owned subsidiary of SBL.

(4) The number of shares includes, as applicable, 60,600 shares of Common Stock or 4,000 shares of Preferred "B" owned of record by Golsen Petroleum Corporation, the wholly owned subsidiary of SBL.

(5) Each share of the Company's Series "B" 12% Cumulative Preferred Stock is convertible, at the option of the holder, into 33.3333 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(6) Each share of the Company's $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 is convertible at the option of the holder into
     4.329 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(7) Incentive Stock Option ("ISO") granted by the Company to Barry H. Golsen under the Company's Incentive Stock Option Plans. Each ISO is for a term of five years from the date of grant. Each ISO vests at the end of year one through year four in the following amounts: 20%, 20%, 30% and 30%. The option is fully vested at the end of year four. An ISO for 5,000 shares of Common Stock exercisable at $5.3625, with an expiration date of June 27, 2001, was granted on June 27, 1996. An ISO for 100,000 shares of Common Stock exercisable at $4.5375, with an expiration date of November 19, 2001, was granted on November 19, 1996. An ISO for 155,000 shares of Common Stock exercisable at $1.375 with an expiration date of July 8, 2004, was granted on July 8, 1999. Mr. Golsen has acquired no shares under the foregoing ISOs, and as of the date hereof, the total number of shares of Common Stock underlying the ISO's held by Mr. Golsen is 260,000.


**Intentional misstatements
  or omissions of facts
  constitute Federal Criminal
  Violations.
                                   /s/ Barry H. Golsen         October 9, 1999
                                ______________________________ _________________
  See 18 U.S.C. 1001 and        **Signature of Reporting Person         Date
  15 U.S.C. 78ff(a).              Barry H. Golsen

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
                                                                  Page 2 of 2
K-M\LSB\FORMS345\9-99F4.BHG                                   SEC 1474 (7/96)